Exhibit 99.4

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting of

SAFE BULKERS, INC.

To Be Held On:

September 12, 2024 at 14:00 local time

at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco.

COMPANY NUMBER
ACCOUNT NUMBER
CONTROL NUMBER

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 08/29/24.

Please visit http://sb.agmdocuments.com/ASM2024.html, where the following materials are available for view:

• Notice of 2024 Annual Meeting of Stockholders • 2024 Proxy Statement • Form of Electronic Proxy Card • 2023 Annual Report
TO REQUEST MATERIAL:	TELEPHONE: 888-Proxy-NA (888-776-9962) or 201-299-6210 (for international callers) E-MAIL: help@equiniti.com WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials
TO VOTE:

ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

IN PERSON: You may vote your shares in person by attending the Annual Meeting. For directions to the Annual Meeting please call our Investor Relations representative at Capital Link, Inc. at (212) 661-7566.

TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll free number to call.

MAIL: You may request a card by following the instructions above.

1.  Election of the Class I directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.

NOMINEES:

Polys Hajioannou

Ioannis Foteinos

Ole Wikborg

Please note that you cannot use this notice to vote by mail.

2. Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2024.

Note: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

You hereby acknowledge receipt of the Notice of 2024 Annual Meeting of Shareholders, the 2024 Proxy Statement and the 2023 Annual Report to Shareholders furnished herewith.